

Mail Stop 3030

November 16, 2015

Via E-mail
Mr. Jack K.S. Lai
Chief Financial Officer
LDK Solar CO., Ltd.
1290 Oakmead Parkway, Suite 306
Sunnyvale, California 94085

   RE: **LDK Solar CO., Ltd.**
     Form 20-F for the Fiscal Year Ended December 31, 2014
     Filed May 11, 2015
     File No. 001-33464

Dear Mr. Lai:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Martin James

            Martin James
            Senior Assistant Chief Accountant
            Office of Electronics and Machinery